EX-99.B-77M

                      WADDELL & REED ADVISORS FUNDS, INC.

SUB-ITEM 77M:  Mergers

(a)  Waddell & Reed Advisors Funds, Inc.

(b) On February 19, 2003, the Board of Directors of Waddell & Reed Advisors Funds, Inc., on behalf of its Accumulative Fund series, and on January 21, 2003, the Board of Trustees of Ivy Fund, on behalf of its Ivy Growth Fund series, respectfully determined the proposed Agreement and Plan of Reorganization and Termination ("Agreement") between Waddell & Reed Advisors Funds, Inc. Accumulative Fund and Ivy Growth Fund to be in the best interests of each of the Funds as well as the shareholders of each of the series.

     The Ivy Fund Board of Trustees established April 7, 2003 as the record date and approved submission of the proposed merger to Ivy Growth Fund shareholders to be voted on at a special meeting to be held June 10, 2003. At that meeting, a majority of the outstanding shares of Ivy Growth Fund voted in favor of the Agreement, to become effective June 16, 2003.

     The terms of the Agreement are such that Waddell & Reed Advisors Funds, Inc. Accumulative Fund acquired all of the assets of Ivy Growth Fund in exchange solely for shares of Waddell & Reed Advisors Funds, Inc. Accumulative Fund and the assumption by Waddell & Reed Advisors Funds, Inc. Accumulative Fund of all of Ivy Growth Fund's liabilities, followed by the distribution of those shares to the shareholders of Ivy Growth Fund.

     An Amendment to the Amended and Restated Declaration of Trust of Ivy Funds, abolishing the Ivy Growth Fund series, dated July 22, 2003, will be filed with the State of Massachusetts on or about September 3, 2003.